

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 20, 2017

Via E-Mail
Mr. Carlos Gálvez Pinillos
Chief Financial Officer
Buenaventura Mining Company Inc.
Carlos Villaran 790
Santa Catalina, Lima 13, Peru

> **Re:** **Buenaventura Mining Company Inc.**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed May 1, 2017**
> **File No. 001-14370**

Dear Mr. Gálvez Pinillos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2016

Item 4. Information on the Company
Reserves, Page 56

1. We note your reserves for the Orcopampa, Uchucchacua, Julcani and Mallay properties were audited by Geominería S.A.C. and the Tambomayo, La Zanja and Tantahuatay were audited by HATCH with effective dates as of December 31, 2016. Please forward to our engineer as supplemental information and not as part of your filing, copies of these audit reports, as required by Industry Guide 7(c).

   To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of for a 33 Act filing, Rule 418 (b) of Regulation C or for a 34 Act filing, Rule 12b-4 of the Exchange Act.

Compania de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014
Notes to the consolidated financial statements
11. Investments in associates, page F-47

2. We note that your equity method investee, Minera Yanacocha S.R.L. has experienced significant net losses and declining cash flows from operations for the past three years. Please tell us how you considered these factors in determining whether your investment in Yanacocha was impaired as of December 31, 2016 under paragraphs 40 through 43 of IAS 28. If an impairment test was performed, please tell is in sufficient detail how you determined that no impairment existed. Please also expand your disclosure to discuss your evaluation of any impairment indicators, if an impairment test was performed and the underlying assumptions used in your impairment calculations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments. Please contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3650 with any other questions.

Sincerely,

/s/ Rufus Decker for

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining